DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 18:03:46 10 February 2023

RNS Number : 6409P
Unilever PLC
10 February 2023

The following amendment has been made to the announcement titled 'Director/PDMR Shareholding' released on 10 February 2023 at 16:49 under RNS No: 6339P :

the date incorrectly stated 2023-01-08 and should have read 2023-02-08.

All other details remain unchanged.

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Graeme Pitkethly
2	**Reason for the notification**	
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317

4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £40.98 / Volume(s): 3
e)	Aggregated information - Volume - Total	 3 £122.94
f)	Date of the transaction	2023-02-08
g)	Place of the transaction	London Stock Exchange - XLON

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